MIND CTI Reports 21% Operating Income in Q4 2004
2004 EPS of 32 cents

* 38% year over year revenue growthB
* Board declares cash dividend

Key Highlights
  Fourth quarter 2004 revenues were $4.88 million, a 34% increase over the fourth quarter of 2003.
  Fourth quarter operating income was $1.03 million, a 138% increase over the fourth quarter of 2003.
  Net income for the fourth quarter was $2.14 million or $0.10 per diluted share.
  Revenues for 2004 were $17.8 million, a 38% increase over 2003.
  Net income for 2004 was $6.88 million or $0.32 per diluted share
  11th consecutive quarter of revenue growth and improved profitability of operations.

Yoqneam, Israel, February 8, 2005- MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the fourth quarter and year ended December 31, 2004.

Monica Eisinger, President and CEO, commented: "During 2004 we continued to successfully execute on our plan of growth and improved profitability. In 2004 we have reached our goals - sequential revenue growth, 16 new customers, over 20% operating income in Q4 2004 and expansion of the workforce.

Looking ahead, we expect to see four to five new customer wins per quarter, mainly in the VoIP area. At the same time the timing of both the order and revenue recognition for our solutions may be delayed as it occurs typically only after other vendors have provided the network infrastructure, a process that is subject to delay. MIND is not providing guidance for the first quarter at this time, due to uncertainty in the revenue recognition timing for two large recent wins. Delayed delivery by the equipment vendor of the hardware comprising the customer's network infrastructure might delay the acceptance process in one project and internal customer's issues might delay the delivery in the second case.

We have the right ingredients: our sophisticated technology, our proven ability to deliver solutions on time and our worldwide team. We believe that in the long term we will continue along the same path that we have built for over two years."

As of December 31, 2004, we had 252 employees in our four offices.

Financial Highlights of Q4 2004

  Revenues were $4.88 million, a 34% increase over the fourth quarter of 2003.
  Operating income was $1.03 million, an increase of 138% over the fourth quarter of 2003 and interest income was $1.14 million.
  Net income was $2.14 million or $0.10 per diluted share, compared with a net income of $1.08 million or $0.05 per share in the fourth quarter of 2003.
  Cash position increased by $2.55 million to $48.9 million on December 31, 2004.

Year 2004 Financial Highlights

  Revenues were $17.8 million, a 38% increase over 2003.
  Operating income was $3.2 million, a 168% increase over 2003.
  Net income was $6.88 million or $0.32 per diluted share, compared with a net income of $3.6 million or $0.17 per diluted share in 2003.
  Cash flow from operations was $7.67 million.

Revenue Distribution for Q4 2004
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 80%, the Americas represented 4%, Africa represented 9%, APAC represented 3% and Israel represented 4%.

Revenue from our customer care and billing software totaled $4.34 million, while revenue from our enterprise call management software was $536 thousand. The revenue breakdown from our business lines of products was $3.28 million, or 67%, from licenses, $1.22 million, or 25%, from maintenance and $380 thousand, or 8%, from services.

Revenue Distribution for Full Year 2004
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 67%, the Americas represented 12%, Africa represented 10%, APAC represented 6% and Israel represented 5%.

Revenue from our customer care and billing software totaled $15.23 million, while revenue from our enterprise call management software was $2.58 million. The revenue breakdown from our business lines of products was $11.7 million, or 66%, from licenses, $4.43 million, or 25%, from maintenance and $1.68 thousand, or 9%, from services.

Dividend Distribution
As previously announced, the Company adopted a dividend policy on July 15, 2003 according to which, subject to Board approval prior to each dividend declaration and subject to the Companies Law, the Company will declare a cash dividend once per calendar year in an amount equal to the Company's net profits for the preceding calendar year.

On February 8, 2005, the Board declared a cash dividend in the amount equal to our 2004 net income, which is approximately $6.88 million. After deduction of a 25% tax payable by the Company on the amount of the dividend (because the dividend is from income that was tax exempt), a cash dividend of $0.24 per share will be distributable to shareholders, subject to an Israeli withholding tax of 15%. Accordingly, each shareholder will receive $0.204 per share after deduction of taxes required by the Israeli Tax Authority.

The record date for the dividend will be March 1, 2004, at 5:00 p.m. Eastern Standard Time and the payment date will be March 15, 2004.

Conference Call Information MIND will host a conference call on February 9, at 8:30 a.m., Eastern Standard Time, to discuss the Company's fourth quarter and 2004 results and other financial and business information. The call will be carried live on the Internet via http://www.fulldisclosure.com and the MIND website, http://www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. (http://www.mindcti.com) is a leading global provider of real-time billing and customer care solutions for pre-paid and post-paid voice, data and video. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. MIND solutions include "best-in-class" solutions for Service Enabling of IP services in the wireless arena, end-to-end convergent billing solutions and internal billing for large enterprises. MIND operates from offices in Europe, Israel, the United States and China.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31		September 30
	2004	2003	2004

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	18,687	4,391	7,870
Accounts receivable:
Trade	3,418	2,181	3,071
Interest accrued on long-term bank deposits	242	482	1,511
Other	773	864	800
Inventories	18	11	11

T o t a l current assets	23,138	7,929	13,263
LONG-TERM BANK DEPOSITS	30,000	40,000	47,000
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,790	1,182	1,768
OTHER ASSETS, net of accumulated amortization	788	868	785

T o t a l assets	55,716	49,979	62,816

Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals:
Trade	466	718	322
Deferred revenues	1,680	1,607	1,675
Other	2,124	1,116	1,944

T o t a l current liabilities	4,2701	3,441	3,941
BANK LOANS			10,000
EMPLOYEE RIGHTS UPON RETIREMENT	1,200	998	1,117

T o t a l current liabilities	5,470	4,439	15,058
SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,079	58,514	58,728
Accumulated deficit	(8,886)	(13,027)	(11,023)

T o t a l shareholders' equity	50,246	45,540	47,758

To t a l liabilities and shareholders' equity	55,716	49,979	62,816

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended June 30		Three months ended June 30
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)

	U.S. $ in thousands (except per share data)

REVENUES	$ 17,806	$ 12,936	$ 4,880	$ 3,642
COST OF REVENUES	4,394	3,208	1,205	902

GROSS PROFIT	13,412	9,728	3,675	2,740
RESEARCH AND DEVELOPMENT EXPENSES - net	3,833	3,319	963	889
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	4,517	4,065	1,057	1,120
General and administrative	1,864	1,149	621	296

OPERATING INCOME	3,198	1,195	1,034	435
FINANCIAL AND OTHER INCOME - net	3,841	2,607	1,144	738

INCOME BEFORE TAXES ON INCOME	7,039	3,802	2,178	1,173
TAXES ON INCOME	162	169	41	94

NET INCOME	$ 6,877	$ 3,633	$ 2,137	$ 1,079

EARNING (LOSS) PER SHARE
Basic	$0.33	$0.18	$0.10	$0.05

Diluted	$0.32	$0.17	$0.10	$0.05

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,089	20,732	21,184	20,744

Diluted	21,468	21,143	21,585	21,170

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31		Three months ended December 31
	2004	2003	2004	2003

	U.S. $ in thousands (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 6,877	$ 3,633	$ 2,137	$ 1,079
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	680	806	160	189
Deferred income taxes - net	l	(8)
Accrued severance pay - net	202	189	83	56
Capital loss (gain) on sale of property and equipment - net	(7)	(35)	5	(24)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,237)	(155)	(347)	(705)
Interest accrued on short-term bank deposits	240	1,149	1,269	2,651
Other	93	(198)	27	(16)
accruals:
Trade	(252)	551	144	494
Other	1,081	214	268	(475)
Decrease (increase) in Inventories	(7)	3	(7)	3

Net cash provided by operating activities	7,670	6,149	3,739	3,252

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,226)	(499)	(196)	(117)
Amounts funded in respect of accrued severance pay	(120)	(105)	(53)	(32)
Investment in short-term bank deposits	(40,000)	(77,000)	(30,000)	(37,000)
Withdrawal of long-term bank deposits	50,000	67,000	47,000	34,825
Proceeds from sale of fixed assets	145	109	59	50

Net cash used in (provided by) investing activities	8,799	(10,495)	16,810	(2,274)

CASH FLOWS FROM FINANCING ACTIVITIES -
employee stock options exercised and paid	563	354	351	257
Dividend paid	(2,736)	(2,929)		(2,929)
Short term bank loans			(10,083)

Net cash provided by (used in) financing activities	(2,173)	(2,575)	(9,732)	(2,672)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,296	(6,921)	10,817	(1,694)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,391	11,312	7,870	6,085

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 18,687	$ 4,391	$ 18,687	$ 4,391

III

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